UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Registered Direct Offering and Concurrent Private Offering

On March 12, 2024, ASLAN Pharmaceuticals Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”), with the purchasers signatory thereto (the “Purchasers”), pursuant to which the Company agreed to sell and issue, in a registered direct offering, 125,000,000 ordinary shares in the form of 5,000,000 American Depositary Shares (“ADSs”), at a gross purchase price of $1.00 per ADS (the “Registered Offering”). The ADSs were offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2023 and was declared effective on April 6, 2023 (File No. 333-270835) (the “Registration Statement”) and a prospectus supplement thereunder.

Pursuant to the Purchase Agreement, in a concurrent private placement, the Company also agreed to sell and issue to the Purchasers unregistered warrants (the “Warrants”) to purchase up to 125,000,000 ordinary shares in the form of 5,000,000 ADSs (the “Private Placement” and together with the Registered Offering, the “Offering”). The Warrants are exercisable upon issuance (the “Initial Exercise Date”) at an exercise price of $1.00 per ADS and will expire on the five-year anniversary of the Initial Exercise Date (the “Termination Date”). Pursuant to the terms of Purchase Agreement, we intend to file a registration statement on Form F-3 covering the sale of the ADS underlying the Warrants (the “Resale Registration Statement”). Upon effectiveness of the Resale Registration Statement, the shares underlying the Warrants will be freely tradeable in the United States. The Offering is expected to close on or about March 14, 2024, subject to customary closing conditions. The aggregate gross proceeds to the Company from the Offering are expected to be $5 million, before deducting offering expenses payable by the Company.

Pursuant to the terms of the Purchase Agreement, the Company agreed (i) not to issue, enter into an agreement to issue or announce the issuance or proposed issuance of any of its ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or any amendment or supplement thereto, subject to certain exceptions, until 30 days following the closing of this offering. In addition, pursuant to the terms of the Warrant, the Company also agreed that at any time on or after the Initial Exercise Date but on or prior to the Termination Date, if the Company grants, issues or sells any ordinary share equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of ordinary shares or ADSs (the “Purchase Rights”), the Purchaser in this Offering shall, in the aggregate, have the right to participate in such financing the aggregate Purchase Rights which the Purchaser could have acquired if the Purchaser had held the number of ordinary shares or ADSs acquirable upon complete exercise of the Warrant.

The Warrants and the shares in the form of ADSs issuable upon exercise of the Warrants (the “Warrant ADSs”) have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were instead offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Rule 506(b) promulgated thereunder. In connection with the Purchasers’ execution of the Purchase Agreement, each such Purchaser represented to the Company that it is an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12) or (a)(13) under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

Pursuant to a letter agreement dated as of December 28, 2023, the Company engaged H.C. Wainwright & Co., LLC (“Wainwright”) to act as its exclusive placement agent in connection with the Offering. The Company has agreed to pay Wainwright 6.5% of the aggregate gross proceeds in the Offering, excluding the proceeds, if any, from the exercise of the Warrants. In addition, the Company has agreed to pay Wainwright a management fee equal to 0.5% of the aggregate proceeds of the offering and to reimburse Wainwright for certain expenses in connection with the Offering in an aggregate amount not to exceed an aggregate of $145,950.

The foregoing descriptions of the Purchase Agreement and the Warrants are not complete and are qualified in their entireties by reference to the full text of the form of Purchase Agreement and the form of Warrants, copies of which are filed herewith as Exhibit 10.1 and 4.1, respectively, to this Report on Form 6-K and are incorporated by reference herein. On March 12, 2024, the Company also issued a press release announcing the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the opinion of Walkers (Singapore) Limited Liability Partnership relating to the validity of the securities to be issued in accordance with the Purchase Agreement is filed herewith as Exhibit 5.1.

As of December 31, 2023, the outstanding share capital of the Company was 439,926,440 Ordinary Shares (the equivalent of 17,597,058 ADSs) issued and outstanding.

The information contained in this Form 6-K, including Exhibit 5.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements about the Offering, the consummation of the Offering, the size of the Offering, the expected proceeds from the Offering, the intended use of proceeds and the timing of the closing of the Offering. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s SEC filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the SEC on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

Exhibits
Exhibit Number	Exhibit Description

4.1	Form of Purchase Warrant
5.1	Opinion of Walkers (Singapore) Limited Liability Partnership, Cayman Islands counsel to the Company.
10.1	Form of Securities Purchase Agreement, dated March 12, 2024, by and between the Company and the Purchaser.
23.1	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1).
99.1	Press release, dated March 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: March 13, 2024